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                                                                     Exhibit 11



                  Financial Services Acquisition Corporation

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                                For the Year Ended December 31,
                                                     1995            1996
                                                 ------------    ------------
Pro Forma Weighted Common Shares Outstanding       9,011,295       9,011,295
Pro Forma Primary Earnings Per Share                 $ .38           $ .41

The Merger has been accounted for as a recapitalization of EBIC, with the issuance of shares by EBIC for the net assets of the Company. The consolidated results of operations and financial position of the Company for periods and dates prior to the Merger are the consolidated historical results of operations and financial position of EBIC and its subsidiaries and affiliates for such periods and dates. Pro forma number of shares outstanding and related pro forma earnings per share information have been presented as if all shares to be issued in the Merger had been issued as of January 1, 1995 and all such shares were outstanding for the merged and recapitalized entity since that date.

At December 31, 1996, the Company had outstanding 8,926,547 shares of Common Stock. Once all certificates formerly representing EBIC common stock (all of which were canceled in the Merger) are exchanged, the Company expects it will have approximately 9,011,295 shares outstanding.